SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GENERAL MILLS, INC.
(Name of Subject Company (Issuer))

GENERAL MILLS, INC.
(Name of Filing Person (Issuer))

Zero Coupon Convertible Senior Debentures Due 2022
(Title of Class of Securities)

370334 AT1 and 370334 AU8
(CUSIP Number of Class of Securities)

Copy to:
Siri S. Marshall, Esq.	Gary L. Tygesson, Esq.
Senior Vice President, General Counsel and Secretary	Dorsey & Whitney LLP
General Mills, Inc.	50 South Sixth Street
Number One General Mills Boulevard	Minneapolis, Minnesota 55402
Minneapolis, Minnesota 55426	(612) 340-2600
(763) 764-7600

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,592,279,466	Amount of Filing Fee**: $187,412

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Debentures Due 2022, as described herein, is $712.97 per $1,000 principal amount at maturity outstanding. As of September 13, 2005, there was $2,233,305,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,592,279,466.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$187,412	Filing Party:	General Mills, Inc.
Form or Registration No.:	005-34820	Date Filed:	September 15, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

        This Amendment No. 2 relates to the Tender Offer Statement on Schedule TO originally filed by General Mills, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 15, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on October 4, 2005 (collectively, the “Schedule TO”), with respect to the right of each holder of the Company’s Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”) to surrender Debentures for purchase by the Company, upon the terms and subject to the conditions set forth in the Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of September 14, 2005, between the Company and the Trustee (collectively, the “Indenture”), the Debentures, the Company Notice, dated September 15, 2005, as amended and supplemented by the Revised Company Notice, dated October 4, 2005, and the related notice materials filed as exhibits to the Schedule TO (collectively, the “Put Option”).

        This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

        The Schedule TO, as amended and supplemented by this Amendment No. 2, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is amended and supplemented by adding the following language:

        The Put Option expired at 5:00 p.m., New York City time, on Friday, October 28, 2005 (the “Purchase Date”). Debentures in an aggregate principal amount at maturity of approximately $1.86 billion were validly surrendered for purchase, and the Company has purchased all such Debentures. The purchase price of the Debentures was $712.97 in cash per $1,000 principal amount at maturity of the Debentures. Accordingly, the aggregate purchase price for all of the Debentures validly surrendered for purchase was approximately $1.33 billion. This leaves outstanding approximately $371 million in aggregate principal amount at maturity of the Debentures or approximately $264 million of current accreted value. The Company used the proceeds from the issuance of commercial paper to fund the purchase price of the Debentures. As of October 31, 2005, the Company had outstanding approximately $2.28 billion of commercial paper with a weighted average remaining maturity of approximately 40 days and a weighted average interest rate of approximately 3.62%.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2005).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MILLS, INC.

By:	/s/ James A. Lawrence

Name: James A. Lawrence Title: Executive Vice President, Chief Financial Officer and International

Dated: November 1, 2005

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated September 15, 2005.

(a)(1)(B)*	Revised Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated October 4, 2005.

(a)(1)(C)*	Form of Purchase Notice.

(a)(1)(D)*	Revised Form of Purchase Notice.

(a)(1)(E)*	Form of Notice of Withdrawal.

(a)(1)(F)*	Revised Form of Notice of Withdrawal.

(a)(1)(G)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press release issued by the Company on September 15, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(a)(5)(B)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2005).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(2)	First Supplemental Indenture, dated as of September 14, 2005, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(d)(3)	Call Option Agreement, dated as of October 23, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(4)	Call Option Agreement, dated as of October 28, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(5)	Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo plc and Gramet Holdings Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2001).

(g)	Not applicable.

(h)	Not applicable.

_________________
*       Previously filed.